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                                                                    EXHIBIT 3(A)

3a  The composition of loans is summarized as follows:

                                   1998           1997
                                   ----           ----
Commercial, Financial           $  11030       $  10167
Agricultural                        2904           2021
Real Estate-Construction            8554           3042
Real Estate-Mortgage               50756          30042
Consumer                           16359          13318
Other                                170            630
TOTAL                              89773          59220
  Unearned Discount                 (206)          (192)
   Allowance for loan losses        (841)          (643)
NET LOANS                        $ 88726       $  58385